KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

January 27, 2021

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC
Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as set forth in your letter dated January 26, 2021 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 6 to the Offering Statement (the “Amendment”), which includes changes to the Offering Statement filed on January 14, 2021 to reflect the Company’s supplemental response dated January 19, 2021 to the Staff’s letter dated January 11, 2021.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, the Staff’s comment from the Comment Letter is set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amendment.  The response provided herein are based on information provided to Winston & Strawn LLP by the Company.

Response filed January 19, 2021

General

1.	We note your revised response to comment 3 and the testing the waters materials previously filed, which appeared to be portions of a publicly available website. Please comply with Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

January 27, 2021 Page 2

Response: In response to the Staff’s comment, the Company acknowledges the requirements of Rule 255(d) and confirms to the Staff that the Company has complied with such requirements. The Company also advises the Staff that the testing the waters materials were not part of a publicly available website, but consisted solely of the information deck (filed as Exhibit 13.1 to the Offering Statement) that was distributed to fewer than 20 prospective investors through private email.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini
Gateway Garage Partners LLC